

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 14, 2006

via U.S. Mail
Patricia A. Totten, Esq.
Vice President, General Counsel and Secretary
2929 Allen Pkwy
PO Box 2521
Houston, Texas 77252

> **Re: Teppco Partners LP**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 26, 2006**
> **File No. 1-10403**

Dear Ms. Totten:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1: The Amendment Proposal

1.   We refer you to disclosure in which you state that the "reduction of [y]our general partner's maximum percentage interest in [y]our quarterly distributions from 50% to 25% is in the best interests of …unitholders and [the] partnership because it will result in a lower cost of capital…"   Supplement your disclosure to explain how a reduction in the percentage interest of quarterly distributions coupled with an increase in distributions of units to the general partner, would reduce your overall cost of capital.

2.   Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In that regard, we note that in the Amendment Proposal, shareholders are asked to vote on a series of amendments to the partnership agreement, some of which represent material additions or amendments to existing provisions, without being given the opportunity to vote separately for each material amendment. For example, a single vote in favor of the Amendment Proposal constitutes a vote approving (i) the reduction in the general partner's maximum percentage interest from 50% to 25%, (ii) a change in voting percentage requirements, (iii) elimination of the general partner capital contribution requirement, (iv) proposed general partner registration rights, (v) an amendment providing for specified separateness provisions with respect to how the partnership shall operate with respect to affiliates such as EPCO as well as the other proposed amendments delineated in Proposal 1.

        Please revise the proxy statement and proxy card to give consideration to each material proposed amendment to the company's partnership agreement currently encompassed within Proposal One. Consistent with the requirements of Rule 14a-4(a)(3), please ensure that you unbundle from the proposal, those amendments that are material so that shareholders may vote separately for each such matter. Such revisions should be made to both the proxy statement and the form of proxy card. See Rule 14a-5(a). See Division of Corporation Finance, Manual Of Telephone Interpretations, Fifth Supplement.

3.   In making the revisions outlined above, please ensure that you include disclosure that informs shareholders of the consequences of approving a particular proposal, while disapproving of another.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Paul Perea, Esq.
Baker Botts
713-229-2727